Exhibit 99.1

JBS N.V.
Unaudited condensed consolidated interim financial information as of and for three and six-month period ended June 30, 2025
In thousands of United States dollar - US$

i

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	2,518,751	5,613,672
Margin cash	3	449,238	136,554
Trade accounts receivable	4	3,653,475	3,735,540
Inventories	5	6,287,905	5,015,989
Biological assets	6	1,834,186	1,608,223
Recoverable taxes	7	652,740	637,728
Derivative assets	26	187,159	84,468
Other current assets		374,478	288,842
TOTAL CURRENT ASSETS		15,957,932	17,121,016

NON-CURRENT ASSETS
Recoverable taxes	7	1,787,654	1,412,455
Biological assets	6	583,765	518,234
Related party receivables	8	—	77,355
Deferred income taxes	9	520,773	651,178
Other non-current assets		494,003	268,737
		3,386,195	2,927,959

Investments in equity-accounted investees	10	218,710	38,312
Property, plant and equipment	11	12,897,584	11,780,880
Right of use assets	12.1	1,608,938	1,596,873
Intangible assets	13	1,886,903	1,803,199
Goodwill	14	5,860,230	5,417,134

TOTAL NON-CURRENT ASSETS		25,858,560	23,564,357

TOTAL ASSETS		41,816,492	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	June 30, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	5,018,222	5,465,513
Supply chain finance	15	1,032,362	728,710
Loans and financing	16	1,032,301	2,084,225
Income taxes	17	127,125	233,027
Other taxes payable	17	122,115	113,734
Payroll and social charges	18	1,369,721	1,435,751
Lease liabilities	12.2	351,649	335,681
Dividends payable		161	358,621
Provisions for legal proceedings	19	158,631	280,804
Derivative liabilities	26	391,282	165,979
Other current liabilities		745,435	455,020
TOTAL CURRENT LIABILITIES		10,349,004	11,657,065

NON-CURRENT LIABILITIES
Loans and financings	16	18,459,493	17,242,571
Income and other taxes payable	17	407,471	406,655
Payroll and social charges	18	267,208	352,718
Lease liabilities	12	1,419,120	1,398,348
Deferred income taxes	9	1,091,367	1,095,291
Provisions for legal proceedings	19	210,690	216,659
Debt with related parties	8	230,730	—
Derivative liabilities	26	82,450	100,087
Other non-current liabilities		52,566	81,615
TOTAL NON-CURRENT LIABILITIES		22,221,095	20,893,944

EQUITY	20
Share capital - common shares		35,114	13,177,841
Capital reserve		7,312,938	(180,586)
Other reserves		—	(37,470)
Profit reserves		(580)	4,211,944
Accumulated other comprehensive loss		(17,094)	(10,077,264)
Retained earnings		1,089,742	—
Attributable to company shareholders		8,420,120	7,094,465
Attributable to non-controlling interest		826,273	1,039,899
TOTAL EQUITY		9,246,393	8,134,364
TOTAL LIABILITIES AND EQUITY		41,816,492	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the six-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$ (except for earnings per share)

		Six-month period ended June 30,
	Note	2025	2024

NET REVENUE	21	40,524,176	37,282,879
Cost of sales	25	(35,067,104)	(31,951,199)
GROSS PROFIT		5,457,072	5,331,680

Selling expenses	25	(2,394,637)	(2,221,268)
General and administrative expenses	25	(1,078,711)	(1,224,980)
Other income	25.1	48,070	38,454
Other expenses	25.1	(43,799)	(66,777)
NET OPERATING EXPENSES		(3,469,077)	(3,474,571)

OPERATING PROFIT		1,987,995	1,857,109

Finance income	22	305,097	364,119
Finance expense	22	(873,047)	(1,312,482)
NET FINANCE EXPENSE		(567,950)	(948,363)

Share of profit of equity-accounted investees, net of tax	10	10,556	(4,128)

PROFIT BEFORE TAXES		1,430,601	904,618

Current income taxes	9	(390,457)	(256,817)
Deferred income taxes	9	110,504	104,832
TOTAL INCOME TAXES		(279,953)	(151,985)
NET INCOME		1,150,648	752,633

ATTRIBUTABLE TO:
Company shareholders		1,028,303	661,097
Non-controlling interest		122,345	91,536
		1,150,648	752,633

Basic and diluted earnings per share - common shares (US$)	23	0.93	0.60

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the three-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended June 30,
	Note	2025	2024

NET REVENUE	21	20,997,656	19,284,167
Cost of sales	25	(18,165,135)	(16,310,797)
GROSS PROFIT		2,832,521	2,973,370

Selling expenses	25	(1,207,040)	(1,116,147)
General and administrative expenses	25	(522,284)	(696,019)
Other income		17,725	17,247
Other expenses		(15,842)	(44,268)
NET OPERATING EXPENSES		(1,727,441)	(1,839,187)

OPERATING PROFIT		1,105,080	1,134,183

Finance income	22	69,437	195,895
Finance expense	22	(445,841)	(795,513)
NET FINANCE EXPENSE		(376,404)	(599,618)

Share of profit of equity-accounted investees, net of tax		7,821	2,404

PROFIT BEFORE TAXES		736,497	536,969

Current income taxes	9	(165,666)	(253,007)
Deferred income taxes	9	23,483	103,815
TOTAL INCOME TAXES		(142,183)	(149,192)
NET INCOME		594,314	387,777

ATTRIBUTABLE TO:
Company shareholders		528,079	328,770
Non-controlling interest		66,235	59,007
		594,314	387,777

Basic and diluted earnings per share - common shares (US$)	23	0.48	0.30

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for six-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$

	Six-month period ended June 30,
	2025	2024

Net income	1,150,648	752,633

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments	967,248	(1,331,906)
Gain (loss) on cash flow hedge	(38)	359
Deferred income tax on loss on cash flow hedge	(53)	(90)
Other fair value adjustments through other comprehensive income	(35)	(8,010)
Items that will not be reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations	406	10,990
Income tax on gain (loss) associated with pension and other postretirement benefit obligations	53	(2,789)
Total other comprehensive income (loss)	967,581	(1,331,446)

Comprehensive Income (loss)	2,118,229	(578,813)

Total comprehensive income (loss) attributable to:
Company shareholders	2,140,345	(758,779)
Non-controlling interest	(22,116)	179,966
	2,118,229	(578,813)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for three-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$

	Three-month period ended June 30,
	2025	2024

Net income	594,314	387,777

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments	389,569	(77,653)
Loss on cash flow hedge	(414)	(44)
Deferred income tax on gain (loss) on cash flow hedge	41	(22)
Other fair value adjustments through other comprehensive income	(10)	200,972
Items that will not be reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations	900	6,538
Income tax on gain (loss) associated with pension and other postretirement benefit obligations	69	(1,659)
Total other comprehensive income	390,155	128,132

Comprehensive income	984,469	515,909

Total comprehensive income (loss) attributable to:
Company shareholders	939,430	383,366
Non-controlling interest	45,039	132,543
	984,469	515,909

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for the six-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$

				Capital reserves										Profit reserves								Other comprehensive income
	Note	Share capital		Share premium		Premium on issue of shares		Capital transactions		Stock options		Other reserves		Treasury		Legal		Investments statutory		Tax-incentive reserve		VAE		FCTA		Retained earnings (loss)		Total		Non-controlling interest		Total equity
BALANCE ON JANUARY 1, 2024			13,177,841		—		36,321		(232,475)		10,145		(36,413)		—		603,603		2,232,528		787,501		60,443		(7,614,450)		—		9,025,044		682,742		9,707,786
Net income			—		—		—		—		—		—		—		—		—		—		—		—		661,097		661,097		91,536		752,633
Gain (loss) on foreign currency translation adjustments (FCTA)			—		—		—		—		—		—		—		—		—		—		—		(1,182,671)				(1,182,671)		87,278		(1,095,393)
Loss on net investment in foreign operations			—		—		—		—		—		—		—		—		—		—		—		(236,513)		—		(236,513)		—		(236,513)
Gain on cash flow hedge, net of tax			—		—		—		—		—		—		—		—		—		—		268		—		—		268		—		268
Other fair value adjustments through other comprehensive income			—		—		—		—		—		—		—		—		—		—		(8,010)		—		—		(8,010)		—		(8,010)
Gain associated with pension and other postretirement benefit obligations, net of tax			—		—		—		—		—		—		—		—		—		—		7,050		—		—		7,050		1,152		8,202
Total comprehensive income (loss)			—		—		—		—		—		—		—		—		—		—		(692)		(1,419,184)		661,097		(758,779)		179,966		(578,813)

Share-based compensation			—		—		—		6,095		—		—		—		—		—		—		—		—		—		6,095		1,285		7,380
Realization of other reserves			—		—		—		—		—		(567)		—		—		—		—		—		—		567		—		—		—
Dividends to non-controlling interest			—		—		—		—		—		—		—		—		—		—		—		—		—		—		(784)		(784)
Others			—		—		—		—		—		—		—		—		—		—		—		—		—		—		(95)		(95)
BALANCE ON JUNE 30, 2024			13,177,841		—		36,321		(226,380)		10,145		(36,980)		—		603,603		2,232,528		787,501		59,751		(9,033,634)		661,664		8,272,360		863,114		9,135,474

BALANCE ON JANUARY 1, 2025			13,177,841		—		36,321		(227,052)		10,145		(37,470)		—		691,999		2,070,113		1,449,832		67,583		(10,144,847)		—		7,094,465		1,039,899		8,134,364
Net income			—		—		—		—		—		—		—		—		—		—		—		—		500,224		500,224		56,110		556,334
Gain (loss) on foreign currency translation adjustments			—		—		—		—		—		—		—		—		—		—		—		574,457		—		574,457		(123,164)		451,293
Gain on net investment in foreign operations			—		—		—		—		—		—		—		—		—		—		—		126,386		—		126,386		—		126,386
Gain on cash flow hedge, net of tax			—		—		—		—		—		—		—		—		—		—		282		—		—		282		—		282
Loss associated with pension and other postretirement benefit obligations, net of tax			—		—		—		—		—		—		—		—		—		—		(409)		—		—		(409)		(101)		(510)
Other fair value adjustments through other comprehensive income			—		—		—		—		—		—		—		—		—		—		(25)		—		—		(25)		—		(25)
Total comprehensive income (loss)			—		—		—		—		—		—		—		—		—		—		(152)		700,843		500,224		1,200,915		(67,155)		1,133,760

Share-based compensation			—		—		—		5,782		—		—		—		—		—		—		—		—		—		5,782		1,219		7,001
Realization of other reserves			—		—		—		—		—		(374)		—		—		—		—		—		—		373		(1)		—		(1)
Distribution of interim dividends			—		—		—								—				(759,018)										(759,018)		—		(759,018)
Dividends to non-controlling interest			—		—		—		—		—		—		—		—		—		—		—		—		—		—		(260,331)		(260,331)
Others			—		—		—		—		—		—		—		—		—		—		—		—		—		—		285		285

JBS S.A. - Corporate Restructuring Implemented on May 23rd			(13,142,337)		1,899,391		(36,321)		216,947		(10,145)		37,844		(6,544)		(691,999)		(1,311,095)		(1,449,832)		159		8,947,969		61,066		(5,484,897)		67,255		(5,417,642)
JBS N.V.
Net income			—		—		—		—		—		—		—		—		—		—		—		—		528,079		528,079		66,235		594,314
Loss on cash flow hedge, net of tax			—		—		—		—		—		—		—		—		—		—		(373)		—		—		(373)		—		(373)
Gain associated with pension and other postretirement benefit obligations, net of tax			—		—		—		—		—		—		—		—		—		—		969		—		—		969		—		969
Foreign exchange variation in subsidiaries			—		—		—		—		—		—		—		—		—		—		—				—		—		(21,186)		(21,186)
Cumulative translation adjustment and foreign exchange variation in subsidiaries																									410,755				410,755		—		410,755
Other fair value adjustments through other comprehensive income			—		—		—		—		—		—		—		—		—		—		—		—		—		—		(10)		(10)
Total comprehensive income (loss)			—		—		—		—		—		—		—		—		—		—		596		410,755		528,079		939,430		45,039		984,469

Cancellation of shares	20 b.2		(390)		390		—				—		—		—		—		—		—		—		—		—		—		—		—
Common share contribution	20 b.6	—		1,808,187		—		—		—		—		—		—		—		—		—		—		—		1,808,187		—		1,808,187
Incorporation of shares	20 b.4		—		3,995,860		—		—		—		—		—		—		—		—		—		—		—		3,995,860		—		3,995,860
Repurchase of shares	20 b.7		—		192		—		—		—		—		(192)		—		—		—		—		—		—		—		—		—
Share premium distribution	20 b.1		—		(387,004)		—		—		—		—		—		—		—		—		—		—		—		(387,004)		—		(387,004)
Listing costs			—		—		—		6,119		—		—		—		—		—		—		—		—		—		6,119		—		6,119
Reflexive capital transaction			—		—		—		282		—		—		—		—		—		—		—		—		—		282		1,222		1,504
Transfer of treasury shares			—		(6,156)		—		—		—		—		6,156		—		—		—		—		—		—		—		—		—
Dividends to non-controlling interests			—		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,386)		(1,386)
Others			—		—		—		—		—		—		—		—		—		—		—		—		—		—		226		226
BALANCE ON JUNE 30, 2025			35,114		7,310,860		—		2,078		—		—		(580)		—		—		—		68,186		(85,280)		1,089,742		8,420,120		826,273		9,246,393

Unaudited condensed consolidated interim statements of cash flows for the six-month period ended June 30, 2025 and 2024 In thousands of United States dollar - US$

		Six-month period ended June 30,
	Note	2025	2024
Cash flows from operating activities
Net income		1,150,648	752,633
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	1,100,838	1,090,778
Expected credit losses	4	13,258	6,225
Share of profit of equity-accounted investees	10	(10,556)	4,128
Gain on sales of assets		(8,880)	(4,743)
Tax expense	9	279,954	151,985
Net finance expense	22	567,950	948,363
Share-based compensation		14,116	7,380
Provisions for legal proceedings	19	15,565	21,682
Restructuring		—	13,412
Impairment of goodwill and property, plant and equipment		7,951	—
Net realizable value inventory adjustments	5	20,419	(13,496)
DOJ (Department of Justice) and antitrust agreements	19	133,638	80,277
Fair value adjustment of biological assets	6	(86,487)	(29,883)
Impairment of recoverable tax credit		5,662	—
Provision for avian influenza		5,612	—
		3,209,688	3,028,741
Changes in assets and liabilities:
Trade accounts receivable		160,085	114,385
Inventories		(955,245)	(292,076)
Recoverable taxes		93,786	19,063
Other current and non-current assets		(362,166)	(103,501)
Biological assets		(398,066)	(201,153)
Trade accounts payable and supply chain finance		(575,413)	(589,167)
Taxes paid in installments		(51,896)	(34,635)
Other current and non-current liabilities		179,416	9,472
DOJ and Antitrust agreements payment		(261,212)	(90)
Income taxes paid		(550,897)	(87,325)
Changes in operating assets and liabilities		(2,721,608)	(1,165,027)

Cash provided in by operating activities		488,080	1,863,714

Interest paid		(604,927)	(689,299)
Interest received		73,699	97,099

Net cash flows provided (used) in operating activities		(43,148)	1,271,514

Cash flows from investing activities
Purchases of property, plant and equipment		(714,122)	(629,700)
Dividends received		4,124	6,392
Purchases and disposals of intangible assets		(2,554)	(4,531)
Acquisitions, net of cash acquired		—	(2,880)
Related party transactions		4,650	507
Proceeds from sale of property, plant and equipment		35,615	15,775
Additions to investments in joint ventures	10	(165,271)	—
Cash used in investing activities		(837,558)	(614,437)

Cash flows from financing activities
Proceeds from loans and financing		4,494,204	688,722
Payments of loans and financing		(4,676,359)	(1,734,865)
Derivative instruments received (settled)		(52,863)	(140,870)
Margin cash		(44,400)	1,830
Dividends paid		(1,573,855)	—
Dividends paid to non-controlling interest		(266,417)	(3,398)
Payments of leasing contracts		(215,060)	(211,008)
Cash used in by financing activities		(2,334,750)	(1,399,589)

Effect of exchange rate changes on cash and cash equivalents		120,535	(136,703)
Net change in cash and cash equivalents		(3,094,921)	(879,215)
Cash and cash equivalents beginning of period		5,613,672	4,569,517
Cash and cash equivalents at the end of period		2,518,751	3,690,302

Non-cash transactions:		Six-month period ended June 30,
	Note	2025	2024
Non-cash additions to right of use assets and lease liabilities	12	153,798	209,210
Capitalized interest	11	17,374	17,305

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS N.V. (“Company”) is a corporation incorporated under the laws of the Netherlands on October 9, 2019, and is currently domiciled in Amsterdam. The Company is controlled by J&F S.A. (“J&F”) and became the holding entity of the JBS S.A. and its subsidiaries following a corporate reorganization.

The unaudited condensed consolidated interim financial information reflects the operations of JBS N.V. and its subsidiaries (“ JBS Group or Group”). The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboi, Maturatta and Swift.

As part of its corporate restructuring, JBS N.V. became the indirect controlling shareholder of JBS S.A. through the completion of a two-phase contribution process by its ultimate controlling shareholder, J&F S.A. (“J&F”). In the first phase, completed on December 27, 2023, J&F and its wholly owned investment fund, FIP Formosa, transferred a non-controlling portion of their JBS S.A. common shares to JBS Participações Societárias S.A., which were subsequently contributed to J&F Investments Luxembourg S.à r.l. and then to JBS N.V.

The second phase was completed on May 23, 2025, with J&F transferring its remaining JBS S.A. common shares through the same corporate structure. As a result, JBS N.V., via JBS Participações Societárias S.A., now holds all shares previously owned directly by J&F, consolidating its position as the indirect controlling shareholder of JBS S.A. The transaction was accounted for as a common control transaction, whereby JBS N.V. recognized the assets, liabilities, and results of JBS S.A. at their historical book values. The restructuring preserved shareholder economic interests by applying a consistent exchange ratio to both controlling and non-controlling shareholders, subject only to immaterial adjustments related to fractions of BDRs and share-based payments.

On June 6, 2025, the migration of the shareholder base of JBS S.A. to JBS N.V was completed. As part of this transaction, JBS S.A. shareholders exchanged their shares for Level II Brazilian Depositary Receipts (BDRs), backed by Class A common shares issued by JBS N.V. These BDRs were delivered to the shareholders of JBS S.A., effectively establishing JBS N.V. as the new holding company of the JBS Group.

On June 9, 2025, JBS S.A.’s shares ceased trading on B3 – Brasil, Bolsa, Balcão and were officially replaced by the BDRs of JBS N.V., which began trading under the ticker symbol “JBSS32.” In addition, JBS N.V.’s Class A common shares commenced trading on the New York Stock Exchange (NYSE) on June 12, 2025, under the ticker symbol “JBS”.

JBS N.V. is registered as a Foreign Private Issuer with the U.S. Securities and Exchange Commission (SEC) and completed the process of registering as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM), complying with applicable regulatory requirements in the Netherlands, Brazil, and the United States.

The Company’s only direct subsidiary is JBS Participações Societárias S.A., a wholly owned entity headquartered in São Paulo, Brazil.

The Group accounted for the Reorganization as a common control transaction, and the pre-reorganization carrying amounts of JBS S.A. were included in the consolidated financial statements of JBS N.V. at book value. Accordingly, these consolidated financial statements reflect the following:

The Group accounted for the restructuring of entities under common control by recognizing the pre-restructuring carrying amounts in the consolidated financial statements of JBS N.V., without any fair value adjustments. Accordingly, these consolidated financial statements reflect:

(i)	The historical operating results and financial position of JBS S.A. prior to the restructuring;
(ii)	The consolidated financial performance and position of JBS N.V. subsequent to the completion of the restructuring;
(iii)	The assets and liabilities of JBS N.V. and its subsidiaries stated at historical cost;
(iv)	The number of ordinary shares issued by JBS N.V. as a result of the restructuring, which is reflected retrospectively from January 1, 2024, for the purpose of calculating earnings per share;
(v)	The shares of JBS S.A. were contributed to JBS N.V. at their carrying amount in three tranches: December 27, 2023, May 23, 2025, and June 9, 2025;
(vi)	The remaining retained earnings of JBS S.A., no longer applicable to JBS N.V., were reclassified to the opening balance of capital reserves (see note 20).

For the interim financial information ended June 30, 2025:

As of May 23, 2025, the Company began reflecting the effects of the Corporate Reorganization in its financial statements. Accordingly, the interim consolidated financial information for this period includes the impacts of the new corporate structure, with JBS N.V. as the holding entity of the Group.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

1.2 Main events that occurred during the period:

1.2.1 Dividend payment: On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the net profit reserve balance of the year 2024, in the amount of US$759,018 million, corresponding to US$0.37 per common share. The proposal was approved by the Ordinary General Meeting of Shareholders held on April 29, 2025, and the payment of the dividends occurred on May 14, 2025.

1.2.2 Investment in Mantiqueira Alimentos Ltd.: On April 1, 2025, the acquisition of 48.5% of the total equity and 50% of the voting shares of Mantiqueira Alimentos Ltda. by the Company, through its indirect subsidiary JBS Holding, as a joint venture recorded in “Investments in equity-accounted investees”, was completed. The transaction was amounted to US$165,271. Mantiqueira is a leading company in the production of organic eggs, produced without antibiotics, hormones, and with free-range hens. The operation was approved without restrictions by CADE (Administrative Council for Economic Defense) on February 26, 2025.

1.2.3 The process of dual listings in both Brazil and the United States is ongoing: On April 22, 2025, the Securities and Exchange Commission (SEC) declared effective the registration statement on Form F-4 regarding the offer of Class A shares of JBS N.V., a company incorporated in the Netherlands, to the shareholders of JBS S.A., at a ratio of one JBS N.V. share, initially in the form of a Brazilian Depositary Receipt (BDR), for every two shares of JBS S.A. held. The shareholders’ meeting, held on May 23, 2025, approved the transaction. On May 30, JBS N.V. obtained its foreign issuer registration and the Level II BDR program registration with the Brazilian Securities and Exchange Commission (CVM), as well as authorization for BDR trading on B3. On June 6, the merger of all shares of JBS S.A. into JBS Participações S.A. was completed, resulting in JBS S.A. as a wholly owned subsidiary of JBS N.V. The redeemable preferred shares were redeemed by delivering 1 JBS N.V. BDR for every 2 common shares of JBS S.A. Starting on June 9, 2025, the BDRs began trading on B3 under the ticker “JBSS32.” On June 5, the NYSE approved the listing of JBS N.V.’s Class A shares, which began trading on June 12, 2025, under the ticker “JBS.”

1.2.4 Distribution of dividends: On May 23, 2025, The Extraordinary General Assembly of JBS S.A. approved the distribution of dividends derived from the profit reserves for the fiscal year ending December 31, 2024, amounting to US$406.8 million, corresponding to US$0.18 per ordinary share. The payment of the dividends was made on June 17, 2025.

1.2.5 Certificates of Agribusiness Receivables (CRA): On May 29, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) was carried out, issued by the indirect subsidiary Seara Alimentos Ltda. and guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of US$168.5. The offering was concluded on June 4, 2025.

1.2.6 Debt registration with the Securities Exchange Commission (SEC): On June 23, 2025, JBS S.A., through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., issued $3.5 billion in senior notes maturing in 2036, 2056, and 2066, registered with the Securities and Exchange Commission (SEC) of the United States. The offering was completed on July 3, 2025.

1.2.7 Bond Repurchase: On June 23, 2025, JBS USA Food Company, an indirect subsidiary of JBS S.A., simultaneously launched three liability management transactions aimed at the repurchase and redemption of Senior Notes issued by group companies in the United States, with effective completion on July 3, 2025. The first transaction consisted of the partial repurchase of approximately US$894 million in principal amount of the Senior Notes due in 2027, representing 89.4% of the total outstanding, at a price of 98.021% of face value, plus accrued and unpaid interest. In addition, on the same date, the Company announced the early and full redemption of the Notes due in 2028 and 2030. The 2028 Notes, totaling US$899.7 million, were redeemed at 102.478% of principal, and the 2030 Notes, totaling US$399.7 million, at 102.750%, both plus accrued and unpaid interest through the settlement date. These three coordinated transactions are part of JBS’s proactive debt management strategy, focusing on capital structure optimization and extension of maturities, reaffirming the Company’s commitment to financial discipline and value creation for its stakeholders.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

1.3 Seasonality

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no significant fluctuation in pork numbers in other locations.

1.4 Subsequent events:

1.4.1 Senior Notes (Bonds): On July 3, 2025, the indirect subsidiaries of JBS S.A., JBS USA Holding Lux S.à r.l., JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., completed the issuance of senior notes totaling US$3.5 billion, divided into three series: US$1.25 billion maturing in 2036 with an annual coupon of 5.50%; US$1.25 billion maturing in 2056 with an annual coupon of 6.25%; and US$1 billion maturing in 2066 with an annual coupon of 6.375%. Interest payments will be made semiannually, starting between January and April 2026, depending on each series. The net proceeds from the issuance were primarily used to repurchase and redeem notes maturing in 2027, 2028 and 2030, as well as to settle short-term debt, with any remaining balance allocated for general corporate purposes.

1.4.2 Investment in Granjeros Campo 9 S.A. (Granjeros Campo): On July 7, 2025, the indirect subsidiary Seara Alimentos Ltda. signed an investment agreement with Granjeros Campo. for the acquisition of 90% of the company’s share capital, represented by the amount of US$ 6.3 million. Granjeros Campo is a company in the meat processing sector that focuses on the production and slaughter of poultry in Paraguay.

1.4.3 Acquisition of Production Facility: On August 13, 2025, the Company entered into an agreement to acquire a production facility in Ankeny, Iowa (USA) for US$100 million, with the purpose of expanding it to become the largest ready-to-eat bacon and sausage plant in the Company’s portfolio in the United States. The completion of the transaction is subject to the satisfaction of customary closing conditions, and operations at the plant are expected to begin in mid-2026, following the investments and expansion works.

1.4.4 Approval of New Repurchase Plan: On August 13, 2025, the Board of Directors approved a new repurchase plan authorizing the acquisition of Class A common shares and Brazilian Depositary Receipts (BDRs) in an aggregate amount of up to US$400 million. The program will commence on August 18, 2025, and remain in effect until the maximum investment is reached or the Board suspends or terminates the plan, whichever occurs first.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and six-month period ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.1 Functional and presentation currency

The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the primary economic environment in which it operates.

These consolidated financial statements are presented in U.S dollar (US$). The Group selected the US$ as its presentation currency to facilitate a more direct comparison to other competitors.

2.2 Foreign currencies

Transactions in foreign currencies other than an entity’s functional currency are initially measured in the functional currency of the entity using the exchange rate effective at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

2.3 Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its ultimate parent’s functional currency (R$) have been translated to R$ and then these financial statements have been translated from the parent´s functional currency (R$) into the Group’s presentation currency (US$). As follows:

i. assets and liabilities are translated at the current rate at the date of each closing period;

ii. income and expenses are translated at the average rate at the date of each closing period; and

iii. all exchange rate translation differences are recognized in other comprehensive income (loss) and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

2.4 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

IAS 21 – Effects of changes in exchange rates and translation of financial statements.

As of January 1, 2025, this amendment establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In such cases, the Group is required to utilize the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose this exchange rate, the date on which it was observed, and the reasons why the currency is not exchangeable. The Group has not identified any impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following main new requirements:

●	Companies are required to classify all income and expenses into five categories in the income statement: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. The entities’ net income will not change.

●	Management has defined performance measures, which are disclosed in a single note in the financial statements.

●	Enhanced guidance will be provided on how to group information in the financial statements.

Additionally, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Group is currently evaluating the impact of the new standard and, if material, will adjust the disclosure in accordance with the standard’s requirements in the annual financial statements.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

3 Cash and cash equivalents and margin cash

Cash and cash equivalents	June 30, 2025	December 31, 2024
Cash on hand and at banks	1,190,712	2,197,822
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	1,328,039	3,415,850
	2,518,751	5,613,672

Margin cash
Margin cash (Restricted cash)	368,639	104,220
Investments in Treasury Bills	80,599	32,334
	449,238	136,554

Total	2,967,989	5,750,226

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from Brazilian government financial institutions having conditions and characteristics that are similar to CDB’s.

4 Trade accounts receivable

	June 30, 2025	December 31, 2024
Current receivables:
Domestic sales	2,158,430	1,994,667
Foreign sales	987,961	1,176,603
Subtotal	3,146,391	3,171,270
Overdue receivables:
From 1 to 30 days	408,184	444,687
From 31 to 60 days	61,351	61,314
From 61 to 90 days	14,186	20,603
Above 90 days	128,049	130,845
Expected credit losses	(101,776)	(89,060)
Present value adjustment	(2,910)	(4,119)
Subtotal	507,084	564,270
Trade accounts receivable, net	3,653,475	3,735,540

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on June 30, 2025, was 5,45% p.y. (9.96% p.y. on June 30, 2024). Realization of the present value adjustment is recognized as deduction item to sales revenue.

Changes in expected credit losses:

	June 30, 2025	June 30, 2024
Balance at the beginning of the period	(89,060)	(84,913)
Additions	(13,258)	(10,564)
Write-offs/Reversals	8,262	5,483
Exchange rate variation	(7,720)	4,189
Balance at the end of the period	(101,776)	(85,805)

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

5 Inventories

	June 30, 2025	December 31, 2024
Finished products	4,103,317	3,018,302
Work in process	656,381	492,015
Raw materials	868,525	847,909
Supplies	659,682	657,763
	6,287,905	5,015,989

During the six-month period ended June 30, 2025 and 2024, the Company recognized adjustments to the net realizable value of inventories, which include additions and (write-offs) recorded in the cost of goods sold, in the amount of US$(21,762) and US$13,496, respectively.

6 Biological assets

Changes in biological assets:

	Current		Non-current
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Balance at the beginning of the period	1,608,223	1,712,153	518,234	531,477
Increase by reproduction (born) and cost absorption including death	5,129,844	5,326,920	714,114	700,102
Reduction for slaughter, sale or consumption	(5,790,340)	(6,128,285)	(31,615)	(34,115)
Purchases	249,404	215,014	126,659	121,516
Fair value adjustments	86,470	29,946	(17)	(63)
Reclassification from non-current to current	462,293	477,614	(462,293)	(477,614)
Exchange rate variation	88,292	(83,714)	27,788	(23,950)
Amortization	—	—	(309,105)	(305,815)
Balance at the end of the period	1,834,186	1,549,648	583,765	511,538

7 Recoverable taxes

	June 30, 2025	December 31, 2024
Value-added tax on sales and services – ICMS / IVA / VAT / GST	732,847	650,728
Social contribution on billings - PIS and COFINS	347,610	404,673
Withholding income tax - IRRF / IRPJ	1,324,635	960,161
Excise tax – IPI	18,839	16,176
Reintegra	4,692	7,657
Other	11,771	10,788
	2,440,394	2,050,183
Current	652,740	637,728
Non-current	1,787,654	1,412,455
	2,440,394	2,050,183

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Related party payables and receivables

	Reimbursement of administrative and funding costs	June 30, 2025	December 31, 2024
Laguz I Fundo de Investimento (1)	Selic	(167,770)	—
J&F S.A. (2)	IPCA	(62,960)	77,355
		(230,730)	77,355

(1)	In May 2025, the Group acquired tax credit rights from the related party Laguz I Fundo de Investimento through an agreement providing for 36 installments, with final maturity in April 2028. These tax credits originate from a judicial claim related to the export credit premium incentive. The case has already been definitively settled in favor of the taxpayer, and is currently in the final stage of assessment and confirmation of the credit balance. The credit rights were acquired at an approximate discount of 35%, and the credits will be used to offset the Company’s tax obligations once the case is finalized and the use of the credits is authorized by the relevant regulatory authorities. The credits have been recorded under “Other receivables” in the financial statements.

(2)	The net balance payable to J&F S.A. refers to: (i) US$90,655 receivable, arising from the settlement agreement entered into between JBS S.A., J&F S.A., and certain former executives of the Company, which resulted in the definitive termination of the dispute addressed in arbitration proceeding, under which J&F S.A. committed to settle the amount in accordance with the terms and conditions set forth in the agreement; and (ii) US$(153,615) payable, related to the purchase of the Araputanga Plant, to be settled in 24 installments, with final maturity in May 2027.

Other financial transactions in the Group

The Group entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires credits held against certain clients in the domestic and foreign markets. The assignments are negotiated with no right of recourse, through the definitive transfer of the risks and benefits of the receivables to Banco Original. On June 30, 2025, the Group had US$794,951 (US$517,677 on December 31, 2024) of assigned receivables. In the six-month period ended June 30, 2025, the Group incurred in a loss from the sale of the receivables of US$50,224 (US$65,315 for the six-month period ended June 30, 2024), recorded in interim financial information as financial expenses.

On June 30, 2025, the Group held investments with Banco Original in the amount of US$480,111 (US$303,195 on December 31, 2024), recorded in cash and cash equivalents. The cash investments and cash equivalents, CDBs and similar have yields equivalent to the CDI (Interbank Deposit Certificate), according to the term and amount invested, following market practices. In the six-month period ended June 30, 2025, the Group earned interest from these investments of US$14,358 (US$18,555 for the six-month period ended June 30, 2024) recognized as financial income.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. On June 30, 2025, the Group has commitments agreements in the amount of US$81,802 (US$48,317 on December 31, 2024).

The Group has transactions with Prima Foods S.A. for the purchase of bovine slaughtering residues for greasing operations.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. For the six-month period ended June 30, 2025, the Company made donations in the amount of US$6,665 (US$13,098 for the six-month period ended June 30, 2024), recognized as general and administrative expenses.

On December 30, 2024, the Group entered into an agreement for the sale of its Hygiene and Beauty operation to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction covers the transfer of assets and operations related to the manufacture and sale of hygiene and beauty products, in accordance with the terms agreed between the parties. The sale value was set at US$54 million, subject to working capital adjustments. The transaction will be concluded after the conditions precedent stipulated in the contract have been met. The Group did not classify the operation as discontinued on June 30, 2025, as it does not represent an individually significant line of business, corresponding to only 0.2% of the Parent Company’s net assets.

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the six-month period ended June 30, 2025 and 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the six-month period ended June 30, 2025 and 2024 was:

	Six-month period ended June,
	2025	2024
Salaries and wages	4,079	3,527
Variable cash compensation	20,095	16,599
	24,174	20,126

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

a. Composition of deferred tax income and social contribution:

	June 30, 2025	December 31, 2024
Deferred income taxes assets	520,773	651,178
Deferred income taxes liabilities	(1,091,367)	(1,095,291)
	(570,594)	(444,113)

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

	Balance at January 1, 2025	Income statement	Exchange variation	Other adjustments(2)	Balance at June 30, 2025
Tax loss and negative social contribution base	679,275	125,091	53,310	(191,303)	666,373
Expected credit losses on trade accounts receivable	42,304	(11,510)	3,252	—	34,046
Provisions for contingencies	94,487	(9,822)	9,255	—	93,920
Fair value adjustment	(105,836)	(19,730)	(7,592)	—	(133,158)
Tax credits - foreign subsidiaries	8,798	48	(81)	—	8,765
Provision for work accident insurance - foreign subsidiaries	8,964	(2,773)	—	—	6,191
Pension plan - foreign subsidiaries	3,209	3,536	(4)	(107)	6,634
Trade accounts payable accrual	249,853	11,673	6,007	—	267,533
Non-deductible interest portion - U.S. Tax Reform	279,572	52,150	1	—	331,723
Right of use assets	25,967	3,913	2,538	—	32,418
Goodwill amortization	(727,377)	(19,205)	(84,392)	—	(830,974)
Business combinations	(465,917)	(16,763)	(4,887)	—	(487,567)
Inventory valuation	(83,507)	(16,202)	8,118	—	(91,591)
Hedge operations (1)	45,961	(14,235)	5,541	49	37,316
Realization of other reserves	(88,113)	1,263	(11,802)	—	(98,652)
Accelerated depreciation and amortization	(479,922)	(13,270)	(2)	—	(493,194)
Cut Off adjustments (sales)	15,274	1,980	2,152	—	19,406
Other temporary differences	52,895	34,360	(27,039)	—	60,216
Deferred taxes, net	(444,113)	110,504	(45,625)	(191,361)	(570,595)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments(2)	Balance at June 30, 2024
Tax loss and negative social contribution base	840,172	(79,664)	(71,760)	—	688,748
Expected credit losses on trade accounts receivable	38,086	8,026	(3,132)	—	42,980
Provisions for contingencies	78,840	(4,619)	32,965	—	107,186
Fair value adjustment	7,648	(2,019)	(933)	—	4,696
Tax credits - foreign subsidiaries	23,685	(2,412)	25	(49)	21,249
Provision for work accident insurance - foreign subsidiaries	7,927	(1,010)	—	—	6,917
Pension plan - foreign subsidiaries	11,956	(1,453)	71	(2,102)	8,472
Trade accounts payable accrual	277,512	41,654	(51,605)	—	267,561
Non-deductible interest portion - U.S. Tax Reform	211,958	3,630	1	—	215,589
Right of use assets	25,417	3,178	(2,320)	—	26,275
Goodwill amortization	(851,840)	(7,478)	98,108	—	(761,210)
Present value adjustment - Trade accounts payable	(6,064)	2,052	564	—	(3,448)
Business combinations	(444,250)	(30,126)	4,673	—	(469,703)
Inventory valuation	(207,085)	(9,468)	(2)	—	(216,555)
Hedge operations (1)	(25,364)	55,391	(836)	(138)	29,053
Realization of other reserves	(115,640)	1,412	14,806	—	(99,422)
Accelerated depreciation and amortization	(514,285)	103,212	—	—	(411,073)
Cut Off adjustments (sales)	—	27,463	(1,937)	—	25,526
Grains’ Fair Value Adjustment - Subsidiaries	—	25,340	(1,559)	—	23,781
Other temporary differences	55,931	(28,277)	(2,225)	—	25,429
Deferred taxes, net	(585,396)	104,832	14,904	(2,289)	(467,949)

(1)	Hedge and hedge accounting operations are demonstrated in Note 26 - Risk management and financial.

(2)	Mainly refers to the main adjustment refers to the transfer of tax loss carryforwards and negative Social Contribution on Net Profit (CSLL) bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A. These tax losses were used to settle a tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year, which was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote. This enabled full settlement with reductions in fines and interest by using the accumulated tax loss carryforwards. The adjustment also includes deferred taxes on cash flow hedge operations recognized in other comprehensive income by the subsidiary Seara Alimentos, and the pension plan in the United States of America.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Profit before taxes	1,430,601	904,618	736,497	536,969
Brazilian statutory corporate tax rate(3)	(34)%	(34)%	(34)%	(34)%
Expected tax expense	(486,404)	(307,570)	(250,409)	(182,569)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	3,589	(1,403)	2,659	817
Non-taxable tax benefits (4)	107,024	109,579	56,103	56,431
Transfer pricing adjustments	(81,997)	(4,887)	30,683	(2,380)
Difference of tax rates on taxable income from foreign subsidiaries	46,964	69,228	22,259	33,915
Profits taxed by foreign jurisdictions (5)		(35,878)	—	(65,628)
Deferred income tax not recognized	76,067	4,031	(26,104)	14,726
Dividends paid abroad	—	(10,483)	—	(10,483)
Non-taxable interest - foreign subsidiaries	6,263	7,806	3,145	1,661
Donations and social programs (6)	—	(2,105)	—	(6)
SELIC interest on tax credits	31,315	4,119	3,693	3,384
Brazilian tax incentive law - Lei do Bem	1,397	—	1,397	—
Other permanent differences	15,829	15,578	14,391	940
Current and deferred income tax expense	(279,953)	(151,985)	(142,183)	(149,192)

Current income tax	(390,457)	(256,817)	(165,666)	(253,007)
Deferred income tax	110,504	104,832	23,483	103,815
	(279,953)	(151,985)	(142,183)	(149,192)
Effective income tax rate	(19.57)%	(16.80)%	(19.31)%	(27.78)%

Additional information: analysis of the variation in the effective rate:

The average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. This rate can be influenced by operations that impact tax expense (income), but which have no direct relationship with net income for the period. The following are examples of these operations: the effects of unrecognized deferred taxes, income tax, and social contributions on the realization of the revaluation reserve. This information should be considered when analyzing the effective tax rate.

(3)	The nominal tax rate of 34% was adopted in the income tax reconciliation as it reflects the expected tax burden on the Group’s profit, since the profits of international subsidiaries located under the JBS S.A. structure are taxed in Brazil at a rate of 34% through the Taxation of Foreign Profits (TBU) mechanism. This rate adequately represents the consolidated nominal tax burden, as provided for in paragraph 85 of IAS 12 – Income Taxes.

(4)	The Group and its subsidiaries have subsidies granted by state governments, as a presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the income statement are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met.

(5)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(6)	Refers to donations made by the Group, as described in note 25 - Expenses by nature.

Global Minimum Tax

From the 2024 calendar year onward, Pillar II rules came into effect in various jurisdictions, impacting multinationals operating in these markets.

Since the Group operates in several jurisdictions that adopted the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

10 Investments in equity-accounted investees, associates and joint venture

Changes in the investments:

Refers to investments in associate and joint venture:

	Participation	Balance at January 1, 2025	Addition (disposal)	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at June 30, 2025
Meat Snacks Partners, LLC	50%	19,334	—	(4,124)	1,790	5,095	22,095
JBS Foods Ontario, Inc.	100%	17,372	—	—	—	503	17,875
Birla Societá Agricola Srl	20%	1,606	—	—	213	(12)	1,807
Mantiqueira Alimentos (1)	48.5%	—	165,271	—	6,692	4,970	176,933
Total		38,312	165,271	(4,124)	8,695	10,556	218,710

	Participation	Balance at January 1, 2024	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at June 30, 2024
Meat Snacks Partners, LLC	50%	38,922	(6,392)	92	(8,596)	24,026
JBS Foods Ontario, Inc.	100%	15,994	—	2,338	(1,688)	16,644
Birla Societá Agricola Srl	20%	1,685	—	176	(239)	1,622
Total		56,601	(6,392)	2,606	(10,523)	42,292

(1)	The Company, through its subsidiary JBS Holding, formalized on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range hens). The total transaction value was US$165,271, of which US$98.906 referred to the recognized goodwill. The transaction received unconditional approval from CADE (Administrative Council for Economic Defense) on February 26, 2025 and was finalized on April 1st, 2025.

11 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2025	Additions net of transfers(1)(2)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2025
Buildings	3,982,477	279,558	(2,852)	(124,829)	257,146	4,391,500
Land	1,069,392	8,548	(1,439)	—	95,164	1,171,665
Machinery and equipment	4,038,196	295,946	(3,366)	(317,476)	230,619	4,243,919
Facilities	682,348	79,419	(1,210)	(25,945)	93,948	828,560
Computer equipment	187,164	28,831	(1,403)	(30,307)	8,046	192,331
Vehicles (land and air)	275,582	78,127	(8,633)	(24,421)	23,468	344,123
Construction in progress	1,238,785	38,611	(1,365)	—	94,074	1,370,105
Other	306,936	60,306	(400)	(23,329)	11,868	355,381
	11,780,880	869,346	(20,668)	(546,307)	814,333	12,897,584

	Balance at January 1, 2024	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2024
Buildings	4,305,145	193,748	(2,735)	(128,719)	(253,990)	4,113,449
Land	1,209,739	17,038	(729)	—	(103,663)	1,122,385
Machinery and equipment	4,310,590	386,950	(9,619)	(316,406)	(196,111)	4,175,404
Facilities	764,036	102,720	(39)	(26,365)	(103,272)	737,080
Computer equipment	166,291	35,516	(138)	(24,420)	(5,539)	171,710
Vehicles (land and air)	272,663	19,565	(3,957)	(20,995)	(21,590)	245,686
Construction in progress	1,636,719	(159,505)	(2,629)	—	(101,983)	1,372,602
Other	253,006	31,805	(155)	(19,572)	(7,575)	257,509
	12,918,189	627,837	(20,001)	(536,477)	(793,723)	12,195,825

(1)	Additions for each category includes transfers from construction in progress during the period.

(2)	Of the total amount of additions net of transfers, US$248 refers to the acquisition of JBS Terminais Ltda.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

For the six-month period ended June 30, 2025, the amount of capitalized interest added to construction in progress and included in additions was US$17,374 (US$17,305 for the six-month period ended June 30, 2024).

For the six-month period ended June 30, 2025, the capitalization rate used was 6.90% p.y. (6.17% p.y. for the six-month period ended June 30, 2024)

The Group assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate. The Company recognized an impairment of property, plant and equipment in the amount of US$846, related to the restructuring of its indirectly held subsidiary, Pilgrim’s Pride Corporation (PPC).

12 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.72% for the six-month period ended June 30, 2025 (5.29% at June 30, 2024).

12.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2025	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2025
Growing facilities	632,267	75,011	(9,650)	(73,184)	43,964	668,408
Buildings	638,981	16,958	(12,022)	(46,953)	35,418	632,382
Vehicles (land)	189,036	24,523	(6,324)	(34,998)	4,953	177,190
Machinery and equipment	106,597	17,001	(4,252)	(26,220)	8,944	102,070
Operating plants	8,622	755	—	(1,578)	1,112	8,911
Land	15,999	469	(81)	(1,300)	370	15,457
Computer equipment	5,371	(66)	—	(3,341)	536	2,500
Concession Agreement (2)	—	3,771	—	(1,916)	165	2,020
	1,596,873	138,422	(32,329)	(189,490)	95,462	1,608,938

	Balance at January 1, 2024	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2024
Growing facilities	805,370	54,362	(25,005)	(80,297)	(52,080)	702,350
Buildings	532,104	97,639	(14,271)	(45,195)	(25,045)	545,232
Vehicles (land)	223,720	23,502	(821)	(36,059)	(1,245)	209,097
Machinery and equipment	90,101	29,864	(2,924)	(22,743)	(5,682)	88,616
Operating plants	19,695	518	(3,432)	(2,549)	(1,932)	12,300
Land	19,186	602	—	(1,300)	(777)	17,711
Computer equipment	15,534	—	(107)	(4,401)	(1,618)	9,408
	1,705,710	206,487	(46,560)	(192,544)	(88,379)	1,584,714

(1)	The additions have been reduced by the PIS/COFINS tax effect. The net impact is US$(2,590) and US$(2,522) in the consolidated total respectively as of June 30, 2025 and 2024.

(2)	Of the total amount of additions, US$1,130 refers to the acquisition of JBS Terminais Ltda.

12.2 Lease liabilities

	June 30, 2025	December 31, 2024
Undiscounted lease payments	2,201,351	2,135,128
Present value adjustment	(430,582)	(401,099)
	1,770,769	1,734,029
Breakdown:
Current liabilities	351,649	335,681
Non-current liabilities	1,419,120	1,398,348
	1,770,769	1,734,029

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Changes in the lease liability:

	Balance at January 1, 2025	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2025
Lease liability	1,734,029	153,798	51,043	(239,375)	(40,914)	112,188	1,770,769

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2024
Lease liability	1,841,227	209,160	50,241	(236,030)	(52,992)	(96,371)	1,715,235

The non-current portion of the lease liability schedule is as follows:

June 30, 2025
2026	256,574
2027	229,473
2028	187,020
2029	161,609
2030	137,351
Maturities after 2030	782,004
Total Future Minimum Lease Payments	1,754,031
Less: Imputed Interest	(334,911)
Present Value of Lease Liabilities	1,419,120

13 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2025	Additions(1)	Disposals	Amortization	Exchange rate variation	Balance at June 30, 2025
Amortizing:
Trademarks	293,519	376	—	(13,717)	29,973	310,151
Software	30,611	4,111	(985)	(3,535)	3,846	34,048
Customer relationships	408,149	685	—	(33,546)	18,045	393,333
Supplier contracts	20,548	—	—	(1,810)	1,731	20,469
Others	13,975	2,263	(3,953)	(3,332)	1,550	10,503
Non-amortizing:
Trademarks	1,025,095	148	—	—	81,689	1,106,932
Water rights	11,302	—	—	—	165	11,467
	1,803,199	7,583	(4,938)	(55,940)	136,999	1,886,903

	Balance at January 1, 2024	Additions	Amortization	Exchange rate variation	Balance at June 30, 2024
Amortizing:
Trademarks	341,183	540	(14,798)	(11,302)	315,623
Software	24,941	16,043	(2,935)	(3,815)	34,234
Customer relationships	486,166	—	(36,185)	(3,372)	446,609
Supplier contracts	28,077	—	(1,898)	(2,304)	23,875
Others	1,044	29	(126)	(63)	884
Non-amortizing:
Trademarks	1,092,793	449	—	(33,756)	1,059,486
Water rights	11,391	—	—	(69)	11,322
	1,985,595	17,061	(55,942)	(54,681)	1,892,033

(1)	Of the total amount of additions, US$2,149 refers to the acquisition of JBS Terminais Ltda.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

14 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	June 30, 2025	June 30, 2024
Balance at the beginning of the period	5,417,134	6,105,020
Business combinations adjustments (1)	(1,086)	—
Exchange rate variation	444,182	(387,846)
Balance at the end of the period	5,860,230	5,717,174

(1)	Refers to the business combination adjustment for the acquisition of JBS Terminais Ltda.

CGUs	June 30, 2025	December 31, 2024
Brazil Beef	1,662,041	1,464,710
Seara	682,591	602,869
USA Pork	694,534	694,534
Australia Smallgoods	298,035	283,441
Australia Meat	269,596	256,395
PPC - Fresh Poultry	438,122	401,396
PPC - Brands & Snacking	289,091	262,431
PPC - Fresh Pork/Lamb	221,041	202,512
PPC - Food Service	188,965	173,125
PPC - Meals	64,138	58,178
Other (2)	1,052,076	1,017,543
Total	5,860,230	5,417,134

For the six-month period ended June 30, 2025 and for December 31, 2024 there were no indicators of impairment of goodwill within any CGU.

(1)	Correspond to 13 Cash-Generating Units (CGUs) which, due to their individually immaterial values, have been grouped under the category ‘Other’.

15 Trade accounts payable and Supply chain finance

	June 30, 2025	December 31, 2024
Domestic:
Commodities	1,534,332	1,961,391
Materials and services	3,183,095	3,138,734
Finished products	88,185	81,608
Present value adjustment	(8,725)	(9,685)
	4,796,887	5,172,048

Foreign:
Commodities	8,352	20,357
Materials and services	210,532	271,481
Finished products	2,451	1,627
	221,335	293,465

Total trade accounts payable	5,018,222	5,465,513

Supply chain finance (1)
Domestic	1,028,012	718,884
Foreign	4,350	9,826
Total supply chain finance	1,032,362	728,710
Total	6,050,584	6,194,223

(1)	The Group initiates transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. Apart from an insignificant extension of payment terms, there was no operational or commercial change in the process, and that the aforementioned discounted risk transaction does not lead to a change in the prices practiced by suppliers, maintaining the same price composition that was in place prior to the discounted risk operation by these same suppliers. Additionally, this operation did not incur any other burdens for the Group and all financial costs of the operation are the responsibility of the suppliers.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Commitment to Purchase for Future Delivery

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ Agropecuária Ltda. has already advanced this operation with the banks under the supply chain finance method. As of June 30, 2025, the amount of this transaction was US$101,946 (US$58,944 at December 31, 2024), this operation is recognized as supply chain finance.

16 Loans and financing

	Average			Payment	Current		Non-current
	annual			terms / non-	June 30,	December 31,	June 30,	December 31,
Type	interest rate	Currency	Index	current debt	2025	2024	2025	2024
Foreign currency
ACC - Advances on exchange contracts	—	USD	—	2025	—	1,015,010	—	—
Prepayment	—	USD	SOFR	2025 - 27	—	100,296	—	—
FINIMP – Import Financing	5.46%	EUR	Euribor	—	—	614	—	—
Working capital - Dollar	6.17%	USD	SOFR	2030	1,029	6,238	1,877	2,223
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	1,302	719	101,002	65,189
Export credit note	6.39%	USD	SOFR	2025	105,535	102,367	—	—
Others	6.91%	Several	Several	—	928	3,584	1,799	1,691
					108,794	1,228,828	104,678	69,103
Local currency
FINAME	6.00%	BRL	—	2025	—	5	—	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,458	11,458	992,368	990,319
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	19,085	19,085	890,862	889,288
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	—	934	—	69,842
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,399	7,399	590,204	588,860
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	10,014	31,312	397,269	1,241,293
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,489	1,489	489,275	488,985
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,750	3,750	983,835	982,670
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	16,096	16,096	956,448	955,546
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	23,621	23,621	1,628,381	1,626,266
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	29,387	30,068	1,486,862	1,485,757
Notes 5,95% JBS USA 2035	5.95%	USD	—	2035	26,280	16,188	986,631	887,691
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	16,188	8,106	887,917	1,526,099
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	8,106	8,038	1,526,495	883,217
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	7,975	—	883,504	—
Notes 6,38% JBS USA 2055	6.38%	USD	—	2055	21,117	7,577	730,447	844,203
Notes 5.88% PPC 2027	5.88%	USD	—	2027	—	10,413	—	892,253
Notes 4.25% PPC 2031	4.25%	USD	—	2031	7,272	30,285	811,106	966,001
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,408	4,201	892,391	486,078
Notes 6.25% PPC 2033	6.25%	USD	—	2033	28,669	—	910,127	—
Notes 6.88% PPC 2034	6.88%	USD	—	2034	4,297	—	486,836	—
PPC Credit Line - Term loan	—	—	—	—	—	21,789	—	8,684
Working capital - Euros	2.58%	EUR	Euribor	2025 - 28	35,657	858	8,861	847
Working capital - Pound	—	—	—		—	9,346	—	815
Export credit note	16.67%	BRL	CDI	2025 - 30	971	341,493	561	—
CDC - Direct Consumer Credit	15.90%	BRL	—	2028	4,467	—	144	—
Livestock financing - Pre	10.83%	BRL	—	2025	169,472	11,415	—	1,218,300
CRA - Agribusiness Receivables Certificate	7.06%	BRL	IPCA	2029-55	17,251	—	1,693,490	—
Credit line - Beardstown Pace	3.65%	USD	—	2050	—	202,144	—	—
Commercial Paper	5.00%	—	—	2025	404,847		—	—
Others	4.86%	Several	Several	—	38,231	38,327	120,801	140,454
Total					923,507	855,397	18,354,815	17,173,468

					1,032,301	2,084,225	18,459,493	17,242,571

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of June 30, 2025 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$500,000 (US$500,000 at December 31, 2024).

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	June 30, 2025

2026	14,933
2027	1,015,846
2028	993,133
2029	641,313
2030	542,202
Maturities after 2030	15,252,066
18,459,493

16.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its financial debt covenants restrictions as of June 30, 2025.

17 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	June 30, 2025	December 31, 2024

Taxes payable in installments	43,884	44,426
PIS / COFINS tax payable	18,200	15,378
ICMS / VAT / GST tax payable	42,437	37,868
Withholding income taxes	346,203	346,785
IPTU and others	78,862	75,932
Subtotal	529,586	520,389
Income taxes payable	127,125	233,027
Total	656,711	753,416

Breakdown:
Current liabilities	249,240	346,761
Non-current liabilities	407,471	406,655
	656,711	753,416

18 Payroll and social charges

Payroll and social charges are comprised of the following:

	June 30, 2025	December 31, 2024

Social charges in installments	274,508	356,545
Bonus and vacation along with related social charges	804,589	804,551
Salaries and related social charges	543,518	561,990
Others	14,314	65,383
	1,636,929	1,788,469
Breakdown:
Current liabilities	1,369,721	1,435,751
Non-current liabilities	267,208	352,718
	1,636,929	1,788,469

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable of loss based on estimated costs determined by management as follow:

Breakdown:

	June 30, 2025	December 31, 2024
Current liabilities	158,631	280,804
Non-current liabilities	210,690	216,659
	369,321	497,463

	June 30, 2025	December 31, 2024

Labor	99,326	87,127
Civil	219,875	340,644
Tax and Social Security	50,120	69,692
Total	369,321	497,463

	June 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	99,271	61,226	49,359	209,856	87,075	59,796	68,516	215,387
USA	—	158,631	—	158,631	—	280,804	—	280,804
Others jurisdictions	55	18	761	834	52	44	1,176	1,272
Total	99,326	219,875	50,120	369,321	87,127	340,644	69,692	497,463

19.1 - Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2025

Brazil	87,075	25,136	(29,560)	4,872	11,748	99,271
Other jurisdictions	52	(3)	—	—	6	55
Total	87,127	25,133	(29,560)	4,872	11,754	99,326

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2024

Brazil	107,940	34,000	(34,795)	2,538	(14,009)	95,674
Other jurisdictions	64	(594)	790	(99)	(42)	119
Total	108,004	33,406	(34,005)	2,439	(14,051)	95,793

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

19.2 - Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2025

Brazil	59,796	5,202	(14,978)	3,446	7,760	61,226
USA	280,804	139,038	(261,211)	—	—	158,631
Other jurisdictions	44	(2)	(24)	—	—	18
Total	340,644	144,238	(276,213)	3,446	7,760	219,875

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2024

Brazil	73,502	11,340	(11,000)	4,153	(9,876)	68,119
USA	197,440	80,276	(11,090)	—	(36)	266,590
Other jurisdictions	47	(541)	299	(113)	350	42
Total	270,989	91,075	(21,791)	4,040	(9,562)	334,751

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters.

The Group, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk.

19.3 - Tax and Social Security - Changes in provision:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2025

Brazil	68,516	(20,130)	(2,104)	(5,135)	8,212	49,359
Other jurisdictions	1,176	(38)	(508)	—	131	761
Total	69,692	(20,168)	(2,612)	(5,135)	8,343	50,120

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at June 30, 2024

Brazil	133,006	(13,670)	(1,674)	6,636	(16,464)	107,834
Other jurisdictions	1,394	4,381	14	(4,730)	(460)	599
Total	134,400	(9,289)	(1,660)	1,906	(16,924)	108,433

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Legal proceedings (possible loss):

In the six-month period ended June 30, 2025, the Company did not identify significant changes in the estimates of range of loss related to legal provisions which the probability of loss is considered possible

●	Brazil

a. Profits abroad

Between the calendar years 2006 and 2018, the Group was subject to assessments arising from tax charges on profits earned abroad that were supposed to be included in the IRPJ and CSLL calculation basis, also including invoices disallowances paid by investees abroad, on the grounds that they could not have been used to offset IRPJ and CSLL due in Brazil. These charges also involve the imposition of officio fines, isolated fines and interest. The Group clarifies that a large part of the collection of IRPJ and CSLL on profits from abroad refers to profits from investees located in jurisdictions with which Brazil has agreements to avoid double taxation. In addition, a relevant part of the charge covers the discussion regarding the formal requirements demanded by the inspection authorities for the purposes of consolidating the results abroad of its direct or indirect investees, and it is certain that the Group disagrees with the criteria applied by the inspection authorities and has submitted a defense. For almost all of the debts, the Group is defending itself at the administrative level and is awaiting judgment. The Company assessed the relevant tax rulings, verifying any divergences in relation to the tax positions adopted by the Group. Based on this analysis, and taking into account legal opinions and applicable jurisprudence, the Group has a provision in the total amount of US$748 million, referring to the divergence of positions on the taxation of profits of affiliates abroad in countries with international agreements recorded and reducing the heading of recoverable taxes, reflecting the probability of future realization of these amounts.

20 Equity

a.	Share capital: On June 30, 2025, the Company’s share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares, totaling US$35,114. (US$13,177,841 on December 31, 2024)

b.	Capital reserve: On June 30, 2025, the Company’s capital reserve amounted to US$7,312,938 (US$(180,586) on December 31, 2024).

During the fiscal year 2025, the following capital transactions occurred:

b.1.	Share Premium Distribution: On May 9, 2025, the shareholders approved a distribution from the share premium account in the amount of US$193,432. On June 15, 2025, an additional distribution from the share premium account was approved in the amount of US$193,572.

b.2.	Cancellation of Class B Shares: On May 20, 2025, by shareholders' resolution of JBS N.V., the share capital reduction was approved through the cancellation of 3,468,538 Class B shares held by J&F Investments Luxembourg S.à r.l., without any financial compensation

b.3.	Contribution of Shares: On May 22, 2025, within the scope of the Dual Listing transaction, the contribution by JBS N.V. of 572,981,486 Class A shares, which were held in treasury, to JBS Participações Societárias S.A., at the book value of JBS S.A.’s shares, was approved.

b.4.	Merger of Shares: On May 23, 2025, the following resolutions were approved: (i) the merger, by JBS Participações Societárias S.A., of the JBS S.A. shares held by the minority shareholders (free float), representing 51.2% of JBS S.A.’s share capital; and (ii) the issuance, by JBS Participações Societárias S.A., of 572,981,486 mandatory redeemable preferred shares (MRPS), in the total amount of U$4 billion, based on JBS S.A.’s book value as of the transaction date, with U$0.18 allocated to share capital and the remainder to share premium.

b.5.	Redemption of Shares: On May 23, 2025, the full redemption of JBS Participações Societárias S.A.’s MRPS held by minority shareholders was approved, to be settled through the delivery of BDRs to such shareholders.

b.6.	Common Share Contribution: On May 23, 2025, J&F Investments Luxembourg S.à r.l. contributed 522,224,559 common shares of JBS Participações Societárias S.A., in the amount of U$1.8 billion, to share premium.

b.7.	Repurchase of Class A Shares: On June 12, 2025, the repurchase of 19,669,712 class A shares was approved, at no cost to the Company, in the amount of US$192.

c.	Dividends: On March 14, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$6.30 per share. The payment, totaling US$1.5 billion, was made on April 17, 2025, to shareholders. Of this total, US$260.3 million was allocated to non-controlling shareholders.

On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$2.10 per share. The payment, totaling approximately US$500.0 million, is scheduled to be made on September 3, 2025, to shareholders of record as of August 20, 2025.

d.	Non-controlling interest: Material non-controlling interest as of June 30, 2025 consisted of the 17.7% (17.6% as of December 31, 2024), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.3% as of June 30, 2025 (82.4% as of December 31, 2024) of the total. The profit allocated to the PPC non-controlling interest was US$121,062 and US$91,926 for the six-month period ended June 30, 2025 and 2024, respectively. The accumulated non-controlling interest in PPC was US$800,174 as of June 30, 2025 (US$880,810 as of December 31, 2024). For the six-month period ended June 30, 2025, purchase of treasury stock by PPC was nil (nil for the six-month period ended June 30, 2024). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Six-month period ended June 30,
	2025	2024

Net Revenue	9,220,374	8,921,248
Net Income	652,352	501,461
Net cash provided by operating activities	622,103	989,656

	June 30, 2025	December 31, 2024

Total assets	10,118,666	10,650,576
Total liabilities	6,366,130	6,397,180
Total equity	3,752,536	4,253,396

21 Net revenue

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Domestic sales	30,274,385	27,837,233	15,665,322	14,364,749
Export sales	10,249,791	9,445,646	5,332,334	4,919,418
Net revenue	40,524,176	37,282,879	20,997,656	19,284,167

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

21.1 Contract balances - Advances from customer

Advances from customers are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	June 30, 2025	December 31, 2024
Trade accounts receivable	4	3,653,475	3,735,540
Contract liabilities		(304,121)	(151,947)
Total customer contract revenue		3,349,354	3,583,593

22 Net finance expense

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Exchange rate variation	56,817	153,386	4,974	75,499
Fair value adjustments on derivatives	9,592	(408,570)	(10,634)	(332,476)
Interest expense (1)	(792,994)	(851,675)	(378,255)	(431,958)
Interest income (2)	228,053	210,733	64,463	120,396
Bank fees and others	(69,418)	(52,237)	(56,952)	(31,079)
	(567,950)	(948,363)	(376,404)	(599,618)

Finance income	305,097	364,119	69,437	195,895
Finance expense	(873,047)	(1,312,482)	(445,841)	(795,513)
	(567,950)	(948,363)	(376,404)	(599,618)

(1)	For the six-month period ended June 30, 2025, the amount of US$604,835 (US$592,051 for the six-month period ended June 30, 2024) refers to interest expenses from loans and financings.
(2)	For the six-month period ended June 30, 2025, the amount of US$96,560 (US$54,746 for the six-month period ended June 30, 2024) refers to interest income from short-term investments.

23 Earnings (loss) per share

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024 (1)	2025	2024 (1)
Net income attributable to Company shareholders	1,028,303	661,097	528,079	328,770
Weighted average - common shares outstanding	1,109,058,185	1,109,058,185	1,109,058,185	1,109,058,185

Basic and diluted earnings (loss) per share - (US$)	0.93	0.60	0.48	0.30

(1)	The weighted average number of common shares outstanding for 2024 was retrospectively adjusted to reflect the 2025 share structure for comparability.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

24 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of profit sharing from equity investments, net of taxes; exclusion of financial income and expenses, exclusion of depreciation and amortization expenses, exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion impairment of assets; exclusion of restructuring; exclusion of fiscal payments and installments; exclusion of avian influenza; and exclusion of certain other operating income (expense), net.

Brazil: this segment includes the operating activities, mainly represented by slaughter facilities, cold storage and meat processing, fattening, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Six-month period ended June 30, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	6,750,735	4,316,576	13,226,685	4,060,749	9,214,004	3,594,319	323,992	41,487,060	(962,884)	40,524,176
Adjusted EBITDA(1)	359,652	817,485	(333,457)	500,901	1,477,940	450,534	8,296	3,281,351	—	3,281,351

	Six-month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	5,853,896	4,305,590	11,573,513	4,072,239	8,913,876	3,098,047	260,520	38,077,681	(794,802)	37,282,879
Adjusted EBITDA(1)	356,195	627,749	19,184	553,553	1,283,399	349,728	3,693	3,193,501	(1,324)	3,192,177

	Three-month period ended June 30, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	3,580,753	2,166,108	6,805,075	2,059,086	4,754,582	1,972,790	205,626	21,544,020	(546,364)	20,997,656
Adjusted EBITDA(1)	228,574	391,792	(232,984)	253,599	817,739	290,179	4,725	1,753,624	—	1,753,624

	Three-month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,980,000	2,222,493	5,992,414	2,161,888	4,555,765	1,651,683	96,065	19,660,308	(376,141)	19,284,167
Adjusted EBITDA(1)	226,310	387,091	28,996	240,257	782,752	225,760	3,679	1,894,845	(645)	1,894,200

(*)	Includes intercompany and intersegment transactions.
(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows:

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Profit before taxes	1,430,601	904,618	736,497	536,969
Share of profit of equity-accounted investees, net of tax	(10,556)	4,128	(7,821)	(2,404)
Net finance expense	567,950	948,363	376,404	599,618
Depreciation and amortization	1,100,838	1,090,778	565,194	546,272
Antitrust agreements (1)	133,638	80,277	54,090	75,585
Donations and social programs (2)	1,132	14,580	605	4,785
Impairment of assets (3)	12,767	—	7,105	—
Restructuring (4)	21,538	52,156	4,536	37,199
Rio Grande do Sul claim (5)	—	6,221	—	6,221
Fiscal payments and installments (6)	2,378	81,766	2,378	81,766
Avian influenza (7)	5,612	—	5,612	—
Other operating income (expense), net (8)	15,453	9,290	9,024	8,189
Total Adjusted EBITDA	3,281,351	3,192,177	1,753,624	1,894,200
Reversal of elimination	—	1,324	—	645
Total Adjusted EBITDA for reportable segments	3,281,351	3,193,501	1,753,624	1,894,845

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, substantially composed of the Fundo Amazônia.
(3)	This mainly refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(4)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5)	Refers to the claim resulting from flooding that occurred in Rio Grande do Sul.
(6)	Refers to the special payment program for the installment of tax proceedings with exemption from fines and reduction of interest.
(7)	Refers to the impacts related to avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.
(8)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	Six-month period ended June 30, 2025
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	24,088,214	11,233,485	3,158,731	3,125,191	186,603	41,792,224	(1,268,048)	40,524,176
Total assets	17,010,909	14,988,341	3,909,207	5,433,587	294,381	41,636,425	180,067	41,816,492

	Six-month period ended June 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	21,983,600	10,289,621	2,821,643	2,981,113	176,250	38,252,227	(969,348)	37,282,879
Total assets	17,550,611	15,737,081	3,951,588	5,290,879	276,458	42,806,617	(3,308,904)	39,497,713

	Three-month period ended June 30, 2025
	North and Central America (1)	South America	Australia	Europe	Others	Total	Intercompany elimination	Total
Net revenue	12,392,860	5,831,776	1,722,484	1,663,479	96,344	21,706,943	(709,287)	20,997,656
Total assets	17,010,909	14,988,341	3,909,207	5,433,587	294,381	41,636,425	180,067	41,816,492

	Three-month period ended June 30, 2024
	North and Central America (1)	South America	Australia	Europe	Others	Total	Intercompany elimination	Total
Net revenue	11,415,110	5,266,931	1,504,948	1,518,072	95,241	19,800,302	(516,135)	19,284,167
Total assets	17,550,611	15,737,081	3,951,588	5,290,879	276,458	42,806,617	(3,308,904)	39,497,713

(1)	Includes intercompany transactions between the segments.

(2)	Including the holdings located in Europe that are part of the North American operation.

25 Expenses by nature

Expenses by nature are disclosed as follows:

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(29,836,843)	(26,897,240)	(15,491,919)	(13,760,826)
Salaries and benefits	(4,254,601)	(4,087,016)	(2,171,885)	(2,063,933)
Depreciation and amortization	(975,660)	(966,943)	(501,331)	(486,038)
	(35,067,104)	(31,951,199)	(18,165,135)	(16,310,797)
Selling
Freight and selling expenses	(1,859,317)	(1,842,841)	(928,732)	(925,351)
Salaries and benefits	(275,275)	(161,202)	(142,626)	(81,605)
Depreciation and amortization	(37,148)	(27,716)	(18,675)	(14,016)
Advertising and marketing	(177,566)	(152,394)	(99,754)	(75,757)
Net impairment losses (recovery)	(5,890)	(4,245)	4,669	(1,804)
Commissions	(39,441)	(32,870)	(21,922)	(17,614)
	(2,394,637)	(2,221,268)	(1,207,040)	(1,116,147)
General and administrative
Salaries and benefits	(538,313)	(613,514)	(255,451)	(305,568)
Fees, services held and general expenses	(310,933)	(420,489)	(163,533)	(263,863)
Depreciation and amortization	(88,030)	(96,120)	(45,188)	(46,218)
DOJ and Antitrust agreements	(133,638)	(80,277)	(54,090)	(75,585)
Donations and social programs (1)	(7,797)	(14,580)	(4,022)	(4,785)
	(1,078,711)	(1,224,980)	(522,284)	(696,019)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Company is present and donations to Fundo JBS pela Amazônia.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

For the six-month period ended June 30, 2025, the Company incurred expenses with internal research and development, in the amount of US$1,189 (US$2,912 for the six-month period ended June 30, 2024).

For the six-month period ended June 30, 2025 and 2024, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

25.1 Other income and other expenses

Other income: For the six-month period ended June 30, 2025,the Company has recorded in other income the amount of US$48,070 (US$38,454 for the six-month period ended June 30, 2024), which mainly refers to the gain on the sale of assets totaling US$18,947 (US$5,748 for the six-month period ended June 30, 2024), tax refunds and extemporaneous tax credits totaling US$4,083 (US$4,871 for the six-month period ended June 30, 2024) and rental income totaling US$1,857 (US$1,592 for the six-month period ended June 30, 2024) among other non-significant items.

Other expenses: For the six-month period ended June 30, 2025, the Company has recorded in other expenses the amount of US$43,799 (US$66,777 six-month period ended June 30, 2024), which mainly refers to restructuring expenses totaling US$22,920 (US$51,234 for the six-month period ended June 30, 2024), loss on sale of assets totaling US$4,639 (US$11,458) for the six-month period ended June 30, 2024) and other miscellaneous items.

Restructuring related expenses

For the six-month period ended June 30, 2025 the Group recognized US$21,538 (US$52,156 for the six-month period ended June 30, 2024), related to restructuring expenses, of which US$20,111 relates to the subsidiary PPC, as described below.

In 2022, PPC began restructuring initiatives in its European operations. Additional restructuring initiatives also commenced in 2023 and 2024. The purpose of the ongoing restructuring activities is to integrate central operations and reallocate processing capacities between production facilities resulting in closures of some facilities in the European operations.

The following table provides a summary of PPC’s estimates of timelines and costs associated with these restructuring initiatives by major type of cost:

	Pilgrim’s Food Masters	Pilgrim’s Europe Central	Total

Earliest implementation date	April 2024	January 2024
Expected predominant completion date	March 2025	June 2025

Costs incurred and expected to be incurred:

Employee-related costs	19,848	52,191	72,039
Asset impairment costs	10,887	1,852	12,739
Contract termination costs	855	1,747	2,602
Other exit and disposal costs (1)	9,869	4,221	14,090
Total exit and disposal costs	41,459	60,011	101,470

Costs incurred since earliest implementation date:

Employee-related costs	19,848	43,423	63,271
Asset impairment costs	10,887	1,852	12,739
Contract termination costs	855	1,747	2,602
Other exit and disposal costs (1)	9,869	4,221	14,090
Total exit and disposal costs	41,459	51,243	92,702

(1)	Comprised of other costs directly related to the restructuring initiatives, including maintenance costs and Pilgrim’s Food Masters consulting fees.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

During the six-month periods ended June 30, 2025 and 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	Six-month period ended in June 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrim’s Food Masters	2,643	(607)	(1,966)
Pilgrims Europe Central	6,506	3,895	(13,286)
Previous programs substantially completed	—	837	(2,385)
Total	9,149	4,125	(17,637)

	Six-month period ended in June 30, 2025
	Provisions	Expenses	Cash Outlays

Pilgrim's Food Masters	10,047	19,652	9,974
Pilgrims Europe Central	2,732	24,172	19,491
Previous programs substantially completed	3,234	7,410	1,363
Total	16,013	51,234	30,828

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2024 to June 30, 2025 and from December 31, 2023 to December 31, 2024. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of June 30, 2025

Severance	4,443	14,392	(13,564)	1,027	6,298
Contract termination	1,513	2,107	(3,144)	233	709
Asset impairment	91	73	(169)	5	—
Other	4,930	2,702	(5,811)	321	2,142
Total	10,977	19,274	(22,688)	1,586	9,149

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of June 30, 2024

Severance	2,537	34,158	(25,206)	(119)	11,370
Contract termination	1,597	928	(1,933)	(6)	586
Asset impairment	1,995	13,553	(15,530)	(18)	—
Other	4,109	2,595	(2,614)	(33)	4,057
Total	10,238	51,234	(45,283)	(176)	16,013

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

26 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	June 30, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
Financial investments	3	1,292,970	3,350,654
National treasury bills	3	115,668	97,531
Derivative assets		187,159	84,468
Amortized cost (2)
Cash at banks	3	1,190,712	2,197,822
Margin cash	3	368,639	104,220
Trade accounts receivable	4	3,653,475	3,735,540
Related party receivables	8	—	77,355
Total		6,808,623	9,647,590
Liabilities
Amortized cost
Loans and financing	16	(19,491,794)	(19,326,796)
Trade accounts payable and supply chain finance	15	(6,050,583)	(6,194,223)
Debits with related party	8	(230,730)
Lease	11.2	(1,770,769)	(1,734,029)
Other financial liabilities		(33,286)	(56,872)
Fair value through profit or loss
Derivative liabilities		(473,732)	(266,066)
Total		(28,050,894)	(27,577,986)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost. The trade accounts receivable are short-term and net of expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	June 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,292,970	1,292,970	—	3,350,654	3,350,654
National treasury bills	115,668	—	115,668	97.531	—	97.531
Derivative assets	—	187,159	187,159	—	84,468	84,468

Financial liabilities
Derivative liabilities	—	473,732	473,732	—	266,066	266,066

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of notes:

	June 30, 2025			December 31, 2024
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	97.10%	971,030	1,000,000	94.98%	949,770
Notes 5.13% JBS Lux 2028	899,740	101.49%	913,155	899,740	99.50%	895,205
Notes 3.00% JBS Lux 2029	599,957	94.94%	569,581	599,957	91.20%	547,161
Notes 6.5% JBS Lux 2029	—	—	—	69,906	100.52%	70,273
Notes 5.5% JBS Lux 2030	399,685	102.33%	408,994	1,249,685	99.77%	1,246,786
Notes 3.75% JBS Lux 2031	493,000	93.28%	459,875	493,000	88.93%	438,435
Notes 3.00% JBS Lux 2032	1,000,000	87.35%	873,480	1,000,000	83.22%	832,210
Notes 3.625% JBS Lux 2032	968,780	91.27%	884,196	968,780	87.96%	852,178
Notes 5.75% JBS Lux 2033	1,661,675	102.54%	1,703,882	1,661,675	99.54%	1,654,048
Notes 6.75% JBS Lux 2034	1,507,046	108.70%	1,638,084	1,507,046	105.85%	1,595,148
Notes 5,95% JBS USA 2035	1,000,000	103.25%	1,032,550	—	—	—
Notes 4.375% JBS Lux 2052	900,000	76.72%	690,498	900,000	110.50%	994,482
Notes 6.50% JBS Lux 2052	1,548,000	102.87%	1,592,474	1,548,000	101.53%	1,571,731
Notes 7.25% JBS Lux 2053	900,000	111.81%	1,006,317	900,000	74.94%	674,487
Notes 6,375% JBS USA 2055	750,000	101.42%	760,688	—	—	—
Notes 4.25% PPC 2031	821,313	96.46%	792,198	855,725	92.24%	789,303
Notes 3.5% PPC 2032	899,600	89.91%	808,803	900,000	86.34%	777,033
Notes 6.25% PPC 2033	922,521	105.36%	971,977	980,000	102.16%	1,001,178
Notes 6.875% PPC 2034	500,001	109.20%	545,985	500,000	106.73%	533,650
	16,771,318		16,623,767	16,033,514		15,423,078

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, 50% and 100%,, 25% and 50%, of 15% to 30%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on June 30, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of June 30, 2025 and December 31, 2024 are shown below:

	June 30, 2025	December 31, 2024
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	698,424	760,300
Margin cash	366,925	104,000
Related party transactions	(167,770)	527
Credit note - export	(1,532)	(1,704)
National treasury bills	70,953	58,757
Subtotal	967,000	921,880
Derivatives (Swap)	(1,174,004)	(1,285,134)
Total	(207,004)	(363,254)
Net exposure to the IPCA rate:
CDB-DI (Bank certificates of deposit)	—	—
Margin cash	1,714	3,867
Related party transactions	(62,960)	77,355
Treasury bills	44,714	35,127
CRA - Agribusiness Credit Receivable Certificates	(1,656,266)	(1,163,028)
Subtotal	(1,672,798)	(1,046,679)
Derivatives (Swap)	1,067,097	1,150,685
Total	(605,701)	104,006
Liabilities exposure to the SOFR rate:
Export credit note	(105,535)	(102,367)
Prepayment	—	(100,296)
Prepayment - exchange agreement	(2,906)	(2,599)
Total	(108,441)	(205,262)

Sensitivity analysis as of June 30, 2025:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Decrease	14.90%	14.81%	175	22.35%	(14,853)	29.80%	(29,706)
				175		(14,853)		(29,706)

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	5.32%	5.33%	(41)	6.65%	(7,759)	7.98%	(15,518)
SOFR	Increase	4.45%	4.46%	(6)	5.56%	(1,162)	6.68%	(2,324)
				(47)		(8,921)		(17,842)

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

			June 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	IPCA	2027	179,291	195,134	(206,645)	(11,511)	158,004	162,453	(171,479)	(9,026)
	IPCA	2031	31,522	40,694	(46,672)	(5,978)	189,071	212,403	(224,840)	(12,437)
	IPCA	2032	130,471	152,921	(172,607)	(19,686)	183,123	192,464	(216,650)	(24,186)
Swap	IPCA	2034	142,446	149,641	(156,406)	(6,765)	127,416	124,373	(135,650)	(11,277)
	IPCA	2037	208,192	259,640	(305,830)	(46,190)	189,239	215,192	(263,254)	(48,062)
	IPCA	2038	161,494	172,722	(181,282)	(8,560)	142,320	143,557	(159,263)	(15,706)
	IPCA	2039	—	—	—	—	20,854	20,363	(21,830)	(1,467)
	IPCA	2044	91,624	96,345	(104,562)	(8,217)	80,745	79,880	(92,168)	(12,288)
			945,040	1,067,097	(1,174,004)	(106,907)	1,090,772	1,150,685	(1,285,134)	(134,449)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
OPERATING
Cash and cash equivalents	1,075,616	1,639,584	57,009	50,341	4,167	16,097
Trade accounts receivable	565,236	1,073,398	138,557	165,016	148,857	65,684
Sales orders	1,641,541	1,062,765	136,169	78,854	7,866	54,370
Trade accounts payable	(266,723)	(297,536)	(84,425)	(78,268)	(18,260)	(16,271)
Purchase orders	(22,268)	(83,493)	(227,762)	(8,928)	—	—
Subtotal	2,993,402	3,394,718	19,548	207,015	142,630	119,880
FINANCIAL
Margin cash	1,714	220	—	—	—	—
Advances to customers	(3,027)	(4,683)	(1,994)	(1,562)	(294)	(191)
Loans and financing	(213,474)	(1,290,871)	—	(614)	—	—
Subtotal	(214,787)	(1,295,334)	(1,994)	(2,176)	(294)	(191)
Subtotal	2,778,615	2,099,384	17,554	204,839	142,336	119,689

Total exposure	2,778,615	2,099,384	17,554	204,839	142,336	119,689
DERIVATIVES
Future contracts	501,493	1,840	(79,506)	(85,595)	(41,446)	(34,095)
Deliverable Forwards (DF´s)	(504,291)	(664,084)	70,960	70,949	(44,505)	(26,785)
Non-Deliverable Forwards (NDF´s)	(40,471)	(417,158)	(29,698)	(19,559)	—	(6,262)
Total derivatives	(43,269)	(1,079,402)	(38,244)	(34,205)	(85,951)	(67,142)
NET EXPOSURE	2,735,346	1,019,982	(20,690)	170,634	56,385	52,547

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

b1 Sensitivity analysis and derivative financial instruments breakdown:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.4571	5.3487	(57,284)	4.6385	(432,450)	3.8200	(864,906)
Financial	Depreciation	5.4571	5.3487	4,110	4.6385	31,030	3.8200	62,060
Derivatives	Depreciation	5.4571	5.3487	828	4.6385	6,251	3.8200	12,502
				(52,346)		(395,169)		(790,344)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Short	54,734	501,493	(3,802)	4,765	1,840	12

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Long	(504,291)	(504,291)	16,328	(664,084)	(664,084)	(16,868)
Non-Deliverable Forwards	American dollar	Long	(40,471)	(40,471)	2,890	(417,158)	(417,158)	(950)

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Depreciation	6.4230	6.5547	386	7.3865	2,824	8.3499	5,648
Financial	Depreciation	6.4230	6.5547	(39)	7.3865	(288)	8.3499	(576)
Derivatives	Depreciation	6.4230	6.5547	(756)	7.3865	(5,525)	8.3499	(11,050)
				(409)		(2,989)		(5,978)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Long	(4,355)	(79,506)	(483)	2,074	(85,595)	49
Deliverable Forwards	Euro	Short	60,289	70,960	3,963	68,259	70,949	2,376
Non-Deliverable Forwards	Euro	Long	(25,232)	(29,698)	(171)	(18,818)	(19,559)	420

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	7.4893	7.3428	(2,687)	6.3659	(20,606)	5.2425	(41,211)
Financing	Depreciation	7.4893	7.3428	5	6.3659	43	5.2425	85
Derivatives	Depreciation	7.4893	7.3428	1,619	6.3659	12,417	5.2425	24,835
				(1,063)		(8,146)		(16,291)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Future Contract	British pound	Long	(1,580)	(41,446)	(63)	1,219	(34,095)	12

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Long	(32,429)	(44,505)	(721)	(21,368)	(26,785)	(675)
Non-Deliverable Forwards	British pound	Short	—	—	—	(4,996)	(6,262)	(128)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities and corn contracts:

Exposure in Commodities (Cattle)	June 30, 2025	December 31, 2024
OPERATING
Firm contracts of cattle purchase	3,619,789	3,699,290
Subtotal	3,619,789	3,699,290
DERIVATIVES
Future contracts	(6,662)	110,972
Deliverable Forwards	(2,058,042)	8,534,720
Non Deliverable Forwards	76,533	—
Subtotal	(1,988,171)	8,645,692
NET EXPOSURE	1,631,618	12,344,982

Exposure in Commodities (Grains)	June 30, 2025	December 31, 2024
OPERATING
Purchase orders	61,565	57,260
Subtotal	61,565	57,260
DERIVATIVES
Future contracts	227,526	32,987
Non Deliverable Forwards	15,328	—
Subtotal	242,854	32,987
NET EXPOSURE	304,419	90,247

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Sensitivity analysis as of June 30, 2025 (cattle):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating (USA)	Depreciation	41.39	40.62	(65,389)	35.18	(522,946)	28.97	(1,045,892)
Derivatives (Brazil)	Depreciation	58.16	57.13	(1,200)	49.44	(10,094)	40.71	(20,188)
Derivatives (USA)	Depreciation	41.39	40.62	37,177	35.18	297,323	28.97	594,645
				(29,412)		(235,717)		(471,435)

Sensitivity analysis as of June 30, 2025 (grains):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating (Brazil)	Depreciation	12.28	11.97	(1,510)	10.44	(8,894)	8.60	(17,788)
Derivatives (Brazil)	Depreciation	12.28	11.97	(5,954)	10.44	(35,085)	8.60	(70,170)
				(7,464)		(43,979)		(87,958)

Derivatives financial instruments breakdown (cattle):

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities	Long	(300)	(6,662)	(207)	6,548	110,972	(2,645)
Deliverable Forwards	Commodities	Long	(11,230,942)	(2,058,042)	(331,044)	52,849,548	8,534,720	(60,240)
Non Deliverable Forwards	Commodities	Short	1,320,000	76,533	2,376	—	—	—

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown (grains):

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities	Long	38,187	227,526	(1,049)	6,949	32,987	83
Non Deliverable Forwards	Commodities	Short	1,350,000	15,328	(732)	—	—	—

c2. Hedge accounting:

The Group applies hedge accounting for grain purchases, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

The effects on the income for the period, on other comprehensive income, and on the balance sheet of derivative financial instruments contracted for hedging foreign exchange, commodity prices, and interest rates are presented below:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	10,010	52,572	(219)
Future contracts	Commodities	1,710	37,222	(111)

The Company also designates derivatives to hedge the fair value of floating-rate debt instruments through fixed-rate interest rate swaps, measured in accordance with fair value hedge accounting.

c2.1 Effects of hedge instruments on the financial information:

The following table presents the effects on profit or loss for the period, other comprehensive income, and the balance sheet of derivative financial instruments contracted for hedging foreign exchange, commodity prices, and interest rates (cash flow and fair value hedges):

	June 30, 2025	June 30, 2024
Statements of income:

Cost of sales before hedge accounting adoption	(3,459,338)	(3,544,719)

Derivatives operating income (loss)	77	1,741
Currency	—	—
Commodities	77	1,741
Cost of sales with hedge accounting	(3,459,261)	(3,542,978)

Financial income (expense), net excluding derivatives	36,674	(22,565)

Derivatives financial income (expense), net	(2,427)	(136,505)
Currency	1,561	(109,852)
Commodities	(3,988)	(26,337)
Interest	—	(316)
Financial income (expense), net	34,247	(159,070)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	June 30, 2025	June 30, 2024
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(213)	(129)
Currency	—	—
Commodities	(213)	(129)
Gain on cash flow hedge	(121)	380
Deferred income tax on hedge accounting
Total of other comprehensive income (expense)	(121)	380

Hedge cash flow movement	December 31, 2024	OCI	June 30, 2025
Hedge accounting operations at the parent company	186	(121)	65
(-) Income Tax	(63)	41	(22)
Impact of Hedge Operations on Subsidiaries	123	(80)	43

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	June 30, 2025	December 31, 2024
Statement of financial position:
Derivative (liabilities)/assets	(330)	84
Financial instruments designated as hedge accounting:
Commodities	(330)	84

Derivative (liabilities)/assets	485	69
Financial instruments not designated as hedge accounting:
Exchange	485	69
Other comprehensive income (expense)	(213)	306
Commodities	(213)	306

Inventories	(1,082)	20
Commodities	(1,082)	20

Open amounts in statement of financial position of derivative assets and liabilities:

	June 30, 2025	December 31, 2024

Assets:
Designated as hedge accounting	155	84
Commodities	(330)	—
Currency derivative	485	—
Current assets	155	84

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	June 30, 2025					December 31, 2024
	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	6,050,584	—	—	—	6,050,584	6,194,223	—	—	—	6,194,223
Loans and financing	1,047,234	2,008,978	1,183,515	15,252,067	19,491,794	2,084,225	1,046,253	1,688,693	14,507,625	19,326,796
Estimated interest on loans and financing (1)	430,329	3,117,829	1,944,951	8,661,142	14,154,251	2,458,318	2,440,620	839,949	5,670,017	11,408,904
Derivatives liabilities (assets)	391,282	82,450	—	—	473,732	165,979	100,087	—	—	266,066
Payments of leases	608,223	323,343	232,097	607,106	1,770,769	335,681	426,404	274,798	697,146	1,734,029
Future contracts - Commodities	110,109	29,202,943	5,268,023	3,108,749	37,689,824	58,997	28,244,384	4,238,571	986,771	33,528,723
Other liabilities	20,917	12,369	—	—	33,286	16,297	16,351	—	24,224	56,872

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024. Payments in foreign currencies are estimated using the June 30, 2025 and December 31, 2024 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances as of June 30, 2025 is US$36.3 billion (December 31, 2024 is US$33.5 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of June 30, 2025 is US$56,424 (US$28,687 at December 31, 2024). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, have securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of June 30, 2025 is US$366,925 (US$104,000 at December 31, 2024). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of June 30, 2025 is US$25,889 (US$3,867 at December 31, 2024). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of United States dollar)

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of this interim financial information.

For the six-month period ended June 30, 2025, Management considered the data and assumptions highlighted below as the main risks:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise and scarcity of water resources which may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

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